SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MAJESCO ENTERTAINMENT COMPANY
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

560690307
(CUSIP Number)

April 4, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 560690307

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,460,842 (1) (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,460,842 (1) (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,842 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON* IN

(1)
Represents 421,666 shares of the Issuer’s common stock held by Frost Gamma Investments Trust (“FGIT”) and 1,039,176 shares of common stock underlying shares of the Issuer’s Series A Convertible Preferred Stock held by FGIT.  Excludes (i) 1,166,706 shares of common stock underlying Series A Convertible Preferred Stock; (ii) 1,575,631 shares of common stock underlying Series B Convertible Preferred Stock; (iii) 416,667 shares of common stock underlying Series C Convertible Preferred Stock; and (iv) 333,330 shares of common stock underlying Series D Convertible Preferred Stock, all of which are held by FGIT.  Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% (the “Beneficial Ownership Limitation”).  On April 4, 2016, FGIT submitted notice to the Company, effective 61 days therefrom, of its election to increase its Beneficial Ownership Limitation to 9.99%.  The increased Beneficial Ownership Limitation is reflected in this report.

(2)
Phillip Frost M.D., is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

CUSIP No. 560690307

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,460,842 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,460,842 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,842 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON* OO

(1)
Represents 421,666 shares of the Issuer’s common stock held by Frost Gamma Investments Trust (“FGIT”) and 1,039,176 shares of common stock underlying shares of the Issuer’s Series A Convertible Preferred Stock held by FGIT.  Excludes (i) 1,166,706 shares of common stock underlying Series A Convertible Preferred Stock; (ii) 1,575,631 shares of common stock underlying Series B Convertible Preferred Stock; (iii) 416,667 shares of common stock underlying Series C Convertible Preferred Stock; and (iv) 333,330 shares of common stock underlying Series D Convertible Preferred Stock, all of which are held by FGIT.  Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% (the “Beneficial Ownership Limitation”). On April 4, 2016, FGIT submitted notice to the Company, effective 61 days therefrom, of its election to increase its Beneficial Ownership Limitation to 9.99%.  The increased Beneficial Ownership Limitation is reflected in this report.

Item 1(a).                      Name of Issuer:

Majesco Entertainment Company, a Delaware corporation (“Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

4041-T Hadley Road, S. Plainfield, NJ 07080

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Phillip Frost, M.D. and Frost Gamma Investments Trust (together, the “Reporting Person”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

Dr. Phillip Frost has a business address at 4400 Biscayne Blvd. Miami, FL 33137.

Item 2(c).                 Citizenship.

United States/Florida

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).                 CUSIP Number.

560690307

Item 3.	Type of Person

Not applicable.

Item 4.                 Ownership.

(a) Amount beneficially owned:  1,460,842 (1) (2)

(b) Percent of class: 9.99%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:  1,460,842 (1) (2)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:  1,460,842 (1) (2)

(1)
Represents 421,666 shares of the Issuer’s common stock held by Frost Gamma Investments Trust (“FGIT”) and 1,039,176 shares shares of common stock underlying shares of the Issuer’s Series A Convertible Preferred Stock held by FGIT.  Excludes (i) 1,166,706 shares of common stock underlying Series A Convertible Preferred Stock; (ii) 1,575,631 shares of common stock underlying Series B Convertible Preferred Stock; (iii) 416,667 shares of common stock underlying Series C Convertible Preferred Stock; and (iv) 333,330 shares of common stock underlying Series D Convertible Preferred Stock, all of which are held by FGIT.  Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% (the “Beneficial Ownership Limitation”). On April 4, 2016, FGIT submitted notice to the Company, effective 61 days therefrom, of its election to increase its Beneficial Ownership Limitation to 9.99%.  The increased Beneficial Ownership Limitation is reflected in this report.

(2)
Phillip Frost M.D., is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.                      Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2016	By:	/s/Phillip Frost
Name: Phillip Frost, M.D.

Frost Gamma Investments Trust

May 9, 2016	By:	/s/ Phillip Frost
Name: Phillip Frost, M.D.
Title: Trustee